FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

NAM TAI ELECTRONICS, INC.
(Name of the Registrant)

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of Principal Executive Offices)

                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

                 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

Nam Tai Electronics, Inc. (the “Company”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	a press release dated August 24, 2004, announcing that the Company has disposed of its entire interest in Stepmind at the original subscription price paid for such interest.

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nam Tai Electronics, Inc.
Date: August 25, 2004	By:	/s/ M. K. Koo
Name: M. K. Koo Title: Chief Financial Officer